Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., N.W.
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com
Trina Winkelmann
202.739.5254
twinkelmann@morganlewis.com
April 8, 2011
VIA EDGAR CORRESPONDENCE
Mr. Brion R. Thompson
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	ING Clarion Global Real Estate Income Fund (the “Trust”) — Preliminary Proxy Statement on Schedule 14A (File No. 811-21465)
Dear Mr. Thompson:
This letter responds to your comment conveyed to us during a telephone conference on April 6, 2011 relating to the Trust’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 28, 2011. The following summarizes the SEC staff’s comment, and provides our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in Proxy Statement.
1.	Comment. Please move the language “The Fund will furnish, without charge, a copy of the Fund’s most recent annual report to any Shareholder upon request. A Shareholder who wishes to request copies of the Fund’s annual report may do so by contacting the Advisor as follows:...”from page 10 of the proxy statement to the front page of the statement and bold the language.

Response. We have moved and bolded the language as requested.
***
I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its Proxy Statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the Proxy Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Proxy Statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Brion R. Thompson
April 8, 2011

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5254 or Monica Parry at 202.739.5692.
Sincerely,

/s/ Trina C. Winkelmann Trina C. Winkelmann

cc:	William E. Zitelli Monica L. Parry

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